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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                   NOTIFICATION OF LATE FILING                  SEC FILE NUMBER

                                                                0-27384


                           (CHECK ONE):                         CUSIP NUMBER

                                                                14 0065 10 3

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
and Form 10-QSB   [ ] Form N-SAR
    For Period Ended:  June 30, 1997
    [ ]  Transition Report on Form 10-K
    [ ]  Transition Report on Form 20-F
    [ ]  Transition Report on Form 11-K
    [ ]  Transition Report on Form 10-Q
    [ ]  Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ALL


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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable
CAPITAL CORP OF THE WEST
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Address of Principal Executive Office (STREET AND NUMBER)
160 WEST OLIVE AVENUE, SUITE A
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City, State and Zip Code
MERCED, CALIFORNIA 95348
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PART II -- RULES 12B-25(b) AND (c)
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    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company filed a registration statement on Form S-2 on July 14, 1997 and Amendment No. 1 to this registration statement on Friday, August 8, 1997. The executive officers of the Company have been working closely with the underwriter since then in connection with the proposed offering. Substantially all of the information set forth in Form 10-Q is contained in Amendment No. 1 to the registration statement. The Company was unable to complete Form 10-Q until it completed Amendment No. 1 to the registration statement in a form acceptable to the underwriter. Form 10-Q was submitted to the Company's financial printer for conversion to EDGAR format on Tuesday, August 12, 1997. The printer mistakenly converted the wrong file and caused a one-day delay in processing. The Company was unable to make complete corrections to the revised EDGAR version until the morning of August 14, and the printer was not able to process these corrections until approximately 2:20 p.m., California time, on August 14, 1997. The financial printer informed the Company that it would be unable to transmit Form 10-Q to the Commission in time for an August 14, 1997 filing date. The Company has instructed its printer to transmit Form 10-Q for filing by EDGAR with a filing date of August 15, 1997. Form 10-Q should already be on file by the time of receipt of this Form 12b-25.

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PART IV -- OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification
    DAVID CURTIS                            (209) 725-2259
    ------------                            --------------
          (Name)                            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.: All significant changes have already been reported in the Company's Amendment No. 1 to registration statement on Form S-2.

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                               CAPITAL CORP OF THE WEST
                               ------------------------
                     (Name of Registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:  AUGUST 14, 1997               By: /s/ DAVID CURTIS
           ---------------                   ----------------
                                            David Curtis, Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                      ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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